SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QUEST SOFTWARE, INC.

(Name of Subject Company - Issuer and Filing Person - Offeror)

Options to Purchase Common Stock

(Title of Class of Securities)

74834 T 10 3

(CUSIP Number of Class of Securities)

Vincent C. Smith

Chief Executive Officer

Quest Software, Inc.

8001 Irvine Center Drive

Irvine, California 92618

Telephone: (949) 754-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

J. Michael Vaughn General Counsel and Secretary Quest Software, Inc. 8001 Irvine Center Drive Irvine, California 92618 Telephone: (949) 754-8830	Nancy H. Wojtas, Esq. Cooley Godward LLP Five Palo Alto Square, 3000 El Camino Real Palo Alto, California 94306-2155 Telephone: (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not applicable	Not applicable

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    Third-party tender offer subject to Rule 14d-1.

☒    Issuer tender offer subject to Rule 13e-4.

☐    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This schedule and the attached exhibit are being filed as a result of the filing of preliminary proxy materials with the Securities and Exchange Commission (“SEC”) by Quest Software, Inc. (“Quest”) in connection with a special shareholder meeting. At the meeting, Quest shareholders will vote upon a proposal to approve amendments to Quest’s stock option plans to permit a stock option exchange program for employees of Quest holding eligible options.

Quest Software has not commenced the stock option exchange program referred to in this schedule, and will not commence the program unless the proposal to amend our stock option plans is passed at the special meeting of shareholders referred to in the attached materials. When Quest Software implements the stock option exchange, we will provide eligible option holders with written materials explaining the precise terms and timing of the exchange offer. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents that will be filed by Quest Software with the U.S. Securities and Exchange Commission can be obtained free of charge from the SEC’s Web site at www.sec.gov. The stock option exchange program is subject to securities regulation in most countries and will not be offered in any country until Quest Software complies with all regulations and receives requisite government approvals in such country. Nothing contained in this schedule shall be deemed to be soliciting material under the Securities Exchange Act of 1934. Option holders may obtain a written copy of the tender offer statement, when available, by contacting Genie Vargas at Quest Software, 8001 Irvine Center Drive, Irvine, California 92618.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Preliminary proxy materials filed by Quest with the SEC on October 1, 2003.